東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

15th September, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 11th September, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

9/26

ck Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and ly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

ANNOUNCEMENT

wing the Company's announcement dated 4 August 2003 in respect of the Debt Restructuring Proposals, the Board announces that since certain conditions precedent to ebt Restructuring Proposals remained unfulfilled as at 31 August 2003, being the longstop date, the Debt Restructuring Proposals have lapsed in accordance with their :.

September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC were made by the Court on the same date.

e request of the Company, trading in its shares on the Stock Exchange had been suspended with effect from 9:30 a.m. on 2 September 2003 pending the release of this incement. The Stock Exchange further requires that the suspension in trading be continued pending the release of an announcement as soon as practicable in relation to in connected transactions of financial assistance in nature (being financial assistance granted by the Group to its non wholly-owned subsidiaries since 1996 and which not been previously announced) as referred to in the Company's announcements dated 18 July, 4 and 12 August 2003 respectively.

ice is made to the Company's announcement dated 4 August 2003 regarding the Debt Restructuring Proposals ("Announcement"). Unless otherwise defined, terms used in iouncement shall have the same meanings as those used in the Announcement.

· to the Announcement, certain conditions to the Debt Restructuring Proposals, including (i) the entering into of agreement(s) between the Condo Minority Shareholders : Company and/or its subsidiaries (details of which are set out in the Announcement); and (ii) the acceptance of CCW Proposal by unsecured creditors holding not less i% in value of the Relevant Indebtedness of CCW, remained unfulfilled as at 31 August 2003, being the longstop date of the Debt Restructuring Proposals.

:ertain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in ince with their terms. On 8 September 2003, an adjourned hearing was held at the High Court of the Hong Kong SAR ("Court") and winding-up orders against CCW and :spectively were made by the Court on the same date.

f CCW and CEC was disclosed in the relevant notes to the latest audited accounts of the Company as at 31 December 2002 as a principal subsidiary, but neither CCW nor

CCW and CEC was disclosed in the relevant notes to the latest audited accounts of the Company as at 31 December 2002 as a principal subsidiary, but neither CCW nor major subsidiary of the Group under the Listing Rules. As at 31 December 2002, the audited net deficits of CCW and CEC were approximately HK$129,281,000 and 260,000 respectively. For the year ended 31 December 2002, neither CCW nor CEC reported any net profits. In view of (i) the approximately HK$499,058,000 audited ated net tangible assets of the Group as at 31 December 2002; (ii) the diversified business activities of the Group and (iii) the two banking facilities of an aggregate of approximately HK$57,513,000 as at 31 March 2003 granted to CCW and CEC with current outstanding amounts of approximately HK$5 million (being the balance of ant banking facility of approximately HK$50,486,000 as at 31 March 2003 subsequent to the repayment by the Company of approximately HK$45,833,000 to the bank creditor on 1 April 2003 ("Repayment")) and approximately HK$7,027,000 respectively have already been fully secured by either asset or cash deposit of the ne winding-up of CCW and/or CEC may result in the banks' realization of the secured asset or cash deposit but is otherwise not expected to have any material adverse n the financial position of the Group.

wing deals with transactions which are financial assistances to CCW and CEC under the Listing Rules.

: indebted to the Company and one of its wholly-owned subsidiaries (as a result of loans provided by each of them) in the sums of approximately HK$54,700,000 and 82,000 respectively as at 31 March 2003. The principal amounts and interests of such loans as at the year ended 31 December 2002 have already been fully provided by pany and the said wholly-owned subsidiary in their respective audited accounts for the year ended 31 December 2002. Given the Group's audited consolidated net assets as at 31 December 2002 was approximately HK$499,058,000, the aggregate amount of these financial assistance transactions to CEC, if compared to such net tangible assets, would represent approximately 13.04 per cent..

on to the loans provided by the Company and one of its wholly-owned subsidiaries referred to above, the Company and another wholly-owned subsidiary of the y have also provided financial assistance to CCW and CEC in relation to a banking facility granted by a bank creditor of approximately HK$50,486,000 (including of HK$47,924,587.65 and interest thereon) as at 31 March 2003. Subsequent to the Repayment, the remaining balance of such facility was reduced to approximately illion. In addition, the Company has also provided financial assistance to CEC in relation to a banking facility granted by another bank creditor of approximately 7,000 (including principal of HK$7,000,000 and interest thereon) as at 31 March 2003. These financial assistances of approximately HK$50,486,000 and HK$7,027,000, red to the Group's audited consolidated net tangible assets as at 31 December 2002, would represent approximately 10.12 per cent. and 1.41 per cent. respectively.

ebruary 2002, a bank creditor, pursuant to the terms of a charge over deposit for which the Company was the guarantor of banking facilities granted by such bank to CCW and CEC, applied part of the deposit of the Company with such bank creditor in the sum of HK$5,010,000 in settlement of the indebtedness owed by CCW and such bank creditor.

equest of the Company, trading in its shares on the Stock Exchange had been suspended with effect from 9:30 a.m. on 2 September 2003 pending the release of this ement. The Stock Exchange further requires that the suspension in trading be continued pending the release of an announcement as soon as practicable in relation to onnected transactions of financial assistance in nature (being financial assistance granted by the Group to its non wholly-owned subsidiaries since 1996 and which have previously announced) as referred to in the Company's announcements dated 18 July, 4 and 12 August 2003 respectively. Given that these transactions took place over r of years and given the changes in personnel of the Company during the past few years, substantial time is required to gather and ascertain the relevant financial ion and documents in relation to these transactions. This has inevitably delayed the release of the announcement regarding the financial assistance transactions.

By order of the Board
Wang Xingdong
Managing Director

ng SAR, 11 September 2003

:k Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and y disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

ANNOUNCEMENT

ving the Company's announcement dated 4 August 2003 in respect of the Debt Restructuring Proposals, the Board announces that since certain conditions precedent to ebt Restructuring Proposals remained unfulfilled as at 31 August 2003, being the longstop date, the Debt Restructuring Proposals have lapsed in accordance with their

September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC were made by the Court on the same date.

: request of the Company, trading in its shares on the Stock Exchange had been suspended with effect from 9:30 a.m. on 2 September 2003 pending the release of this incement. The Stock Exchange further requires that the suspension in trading be continued pending the release of an announcement as soon as practicable in relation to n connected transactions of financial assistance in nature (being financial assistance granted by the Group to its non wholly-owned subsidiaries since 1996 and which 1ot been previously announced) as referred to in the Company's announcements dated 18 July, 4 and 12 August 2003 respectively.

ce is made to the Company's announcement dated 4 August 2003 regarding the Debt Restructuring Proposals ("Announcement"). Unless otherwise defined, terms used in ouncement shall have the same meanings as those used in the Announcement.

to the Announcement, certain conditions to the Debt Restructuring Proposals, including (i) the entering into of agreement(s) between the Condo Minority Shareholders Company and/or its subsidiaries (details of which are set out in the Announcement); and (ii) the acceptance of CCW Proposal by unsecured creditors holding not less % in value of the Relevant Indebtedness of CCW, remained unfulfilled as at 31 August 2003, being the longstop date of the Debt Restructuring Proposals.

ertain conditions precedent to the Debt Restructuring Proposals have not been fulfilled on or before 31 August 2003, the Debt Restructuring Proposals have lapsed in nce with their terms. On 8 September 2003, an adjourned hearing was held at the High Court of the Hong Kong SAR ("Court") and winding-up orders against CCW and spectively were made by the Court on the same date.

CCW and CEC was disclosed in the relevant notes to the latest audited accounts of the Company as at 31 December 2002 as a principal subsidiary, but neither CCW nor

f CCW and CEC was disclosed in the relevant notes to the latest audited accounts of the Company as at 31 December 2002 as a principal subsidiary, but neither CCW nor a major subsidiary of the Group under the Listing Rules. As at 31 December 2002, the audited net deficits of CCW and CEC were approximately HK$129,281,000 and 5,260,000 respectively. For the year ended 31 December 2002, neither CCW nor CEC reported any net profits. In view of (i) the approximately HK$499,058,000 audited dated net tangible assets of the Group as at 31 December 2002; (ii) the diversified business activities of the Group and (iii) the two banking facilities of an aggregate t of approximately HK$57,513,000 as at 31 March 2003 granted to CCW and CEC with current outstanding amounts of approximately HK$5 million (being the balance of evant banking facility of approximately HK$50,486,000 as at 31 March 2003 subsequent to the repayment by the Company of approximately HK$45,833,000 to the it bank creditor on 1 April 2003 ("Repayment")) and approximately HK$7,027,000 respectively have already been fully secured by either asset or cash deposit of the the winding-up of CCW and/or CEC may result in the banks' realization of the secured asset or cash deposit but is otherwise not expected to have any material adverse on the financial position of the Group.

llowing deals with transactions which are financial assistances to CCW and CEC under the Listing Rules.

as indebted to the Company and one of its wholly-owned subsidiaries (as a result of loans provided by each of them) in the sums of approximately HK$54,700,000 and ,382,000 respectively as at 31 March 2003. The principal amounts and interests of such loans as at the year ended 31 December 2002 have already been fully provided by mpany and the said wholly-owned subsidiary in their respective audited accounts for the year ended 31 December 2002. Given the Group's audited consolidated net e assets as at 31 December 2002 was approximately HK$499,058,000, the aggregate amount of these financial assistance transactions to CEC, if compared to such s net tangible assets, would represent approximately 13.04 per cent..

ition to the loans provided by the Company and one of its wholly-owned subsidiaries referred to above, the Company and another wholly-owned subsidiary of the ny have also provided financial assistance to CCW and CEC in relation to a banking facility granted by a bank creditor of approximately HK$50,486,000 (including al of HK$47,924,587.65 and interest thereon) as at 31 March 2003. Subsequent to the Repayment, the remaining balance of such facility was reduced to approximately million. In addition, the Company has also provided financial assistance to CEC in relation to a banking facility granted by another bank creditor of approximately 027,000 (*including principal of HK$7,000,000 and interest thereon*) as at 31 March 2003. These *financial assistances* of approximately HK$50,486,000 and HK$7,027,000, pared to the Group's audited consolidated net tangible assets as at 31 December 2002, would represent approximately 10.12 per cent. and 1.41 per cent. respectively.

February 2002, a bank creditor, pursuant to the terms of a charge over deposit for which the Company was the guarantor of banking facilities granted by such bank r to CCW and CEC, applied part of the deposit of the Company with such bank creditor in the sum of HK$5,010,000 in settlement of the indebtedness owed by CCW and such bank creditor.

request of the Company, trading in its shares on the Stock Exchange had been suspended with effect from 9:30 a.m. on 2 September 2003 pending the release of this cement. The Stock Exchange further requires that the suspension in trading be continued pending the release of an announcement as soon as practicable in relation to connected transactions of financial assistance in nature (being financial assistance granted by the Group to its non wholly-owned subsidiaries since 1996 and which have en previously announced) as referred to in the Company's announcements dated 18 July, 4 and 12 August 2003 respectively. Given that these transactions took place over ber of years *and given the changes in personnel of the Company during the past few years*, substantial time is required to gather and ascertain the relevant financial ation and documents in relation to these transactions. This has inevitably delayed the release of the announcement regarding the financial assistance transactions.

By order of the Board
Wang Xingdong
Managing Director

Kong SAR, 11 September 2003

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公佈

本公司日期為二零零三年八月四日有關該等債務重組建議之公佈，董事會謹此宣佈，鑒於該等債務重組建議之若干先決條件未能於二零零三
八月三十一日(其為長期停止日)達成，該等債務重組建議已按照其條款失效。

二零零三年九月八日，延期聆訊已在法院舉行而法院亦於同日頒令將瑞和工程及瑞和中國清盤。

本公司之要求，於聯交所進行之本公司股份買賣由二零零三年九月二日上午九時三十分起暫停，以待刊發本公佈。聯交所另外要求繼續暫停
公司之股份買賣，以待儘快於可行情況下刊發有關若干具有財務資助性質之關連交易(其為本集團自一九九六年以來提供予其非全資附屬公司
之前並無作公佈之財務資助)之公佈(見本公司日期分別為二零零三年七月十八日、八月四日及十二日之公佈)。

提述本公司日期為二零零三年八月四日有關該等債務重組建議之公佈(「該公佈」)。除非另有所指，本公佈所採用之詞語與該公佈所界定者具相
義。

公佈，該等債務重組建議之若干條件(包括(i)瑞和之少數股東與本公司及／或其附屬公司達成協議(詳情已列載於該公佈內)；及(ii)持有瑞和工
關債項價值不少於98%之無抵押債權人接受瑞和工程之建議)均未能於二零零三年八月三十一日(其為該等債務重組建議之長期停止日)達成。

該等債務重組建議之若干先決條件未能於二零零三年八月三十一日或以前達成，該等債務重組建議已按照其條款失效。於二零零三年九月八日，
聆訊已在香港特別行政區高等法院(「法院」)舉行而法院亦於同日頒令將瑞和工程及瑞和中國清盤。

工程及瑞和中國在本公司於二零零二年十二月三十一日之最新經審核財務報表內之相關附註內被列為主要附屬公司，惟根據上市規則，瑞和工
瑞和中國均不是本集團較重要之附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之經審核虧絀淨值分別約為港幣129,281,000元
幣175,260,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於(i)本集團於二零零二年十二月

瑞和中國均不是本集團較重要之附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之經審核虧絀淨值分別約為港幣129,281,000元幣175,260,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於(i)本集團於二零零二年十二月一日之經審核綜合有形資產淨值約為港幣499,058,000元；(ii)本集團業務多元化及(iii)兩項分別授予瑞和工程及瑞和中國於二零零三年三月三十總額約為港幣57,513,000元但現時尚未清還為數約港幣5,000,000元(其為本公司於二零零三年三月三十一日為數約港幣50,486,000元之相關銀行並經本公司於二零零三年四月一日清還約港幣45,833,000元(「該項還款」)後之餘額)及港幣7,027,000元之銀行信貸已經用本集團之資產或現金存全面抵押，瑞和工程及／或瑞和中國清盤可能引致該銀行變賣該抵押資產或現金存款，惟除此之外，預期不會對本集團之財務狀況造成任何重良影響。

戚有根據上市規則是向瑞和工程及瑞和中國提供財務資助之交易。

零零三年三月三十一日，瑞和中國分別拖欠本公司及其其中一間全資附屬公司(因均向其提供貸款)為數分別為約港幣54,700,000元及港幣10,382,000款項。本公司及前述之全資附屬公司已就該等貸款之本金及截至二零零二年十二月三十一日之利息於截至二零零二年十二月三十一日止之經審務報表作出全數撥備。鑒於本集團於二零零二年十二月三十一日之經審核綜合有形資產淨值約為港幣499,058,000元，該等向瑞和中國提供之財助之交易總額與前述之本集團有形資產淨值比較約佔其13.04%。

述由本公司及其其中一間全資附屬公司提供之貸款外，截至二零零三年三月三十一日，本公司及其另一間全資附屬公司亦曾就若干銀行債權人為數約港幣50,486,000元(包括本金港幣47,924,587.65元及其利息)之銀行信貸向瑞和工程及瑞和中國提供財務資助。於該項還款後該信貸之剩額約港幣5,000,000元。此外，截至二零零三年三月三十一日，本公司亦曾就另一位銀行債權人提供為數約港幣7,027,000元(包括本金港幣7,000,000其利息)之銀行信貸向瑞和中國提供財務資助。與本集團於二零零二年十二月三十一日之經審核有形資產淨值比較，該等為數約港幣50,486,000港幣7,027,000元之財務資助分別約佔其10.12%及1.41%。

零零二年二月二十日，一位銀行債權人根據本公司作為由該銀行債權人授出之銀行信貸之擔保人而簽署之一份存款抵押文件之條款，將本公司存於該銀行債權人為數港幣5,010,000元之存款抵銷瑞和工程及瑞和中國拖欠其之款項。

公司之要求，於聯交所進行之本公司股份買賣由二零零三年九月二日上午九時三十分起暫停，以待刊發本公佈。聯交所另外要求繼續暫停本公股份買賣，以待儘快於可行情況下刊發有關若干具有財務資助性質之關連交易(其為本集團自一九九六年以來提供予其非全資附屬公司而之前作公佈之財務資助)之公佈(見本公司日期分別為二零零三年七月十八日、八月四日及十二日之公佈)。鑒於該等交易於多年內發生及本公司於數年之人事變動，本公司需要較長時間搜集及確定該等交易之相關財務資料及文件，故不可避免地延遲刊發有關財務資助交易之公佈。

承董事會命
董事總經理
王幸東

特別行政區，二零零三年九月十一日

供識別

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公佈

本公司日期為二零零三年八月四日有關該等債務重組建議之公佈，董事會謹此宣佈，鑒於該等債務重組建議之若干先決條件未能於二零零三八月三十一日(其為長期停止日)達成，該等債務重組建議已按照其條款失效。

二零零三年九月八日，延期聆訊已在法院舉行而法院亦於同日頒令將瑞和工程及瑞和中國清盤。

本公司之要求，於聯交所進行之本公司股份買賣由二零零三年九月二日上午九時三十分起暫停，以待刊發本公佈。聯交所另外要求繼續暫停公司之股份買賣，以待儘快於可行情況下刊發有關若干具有財務資助性質之關連交易(其為本集團自一九九六年以來提供予其非全資附屬公司之前並無作公佈之財務資助)之公佈(見本公司日期分別為二零零三年七月十八日、八月四日及十二日之公佈)。

提述本公司日期為二零零三年八月四日有關該等債務重組建議之公佈(「該公佈」)。除非另有所指，本公佈所採用之詞語與該公佈所界定者具相義。

公佈，該等債務重組建議之若干條件(包括(i)瑞和之少數股東與本公司及／或其附屬公司達成協議(詳情已列載於該公佈內)；及(ii)持有瑞和工關債項價值不少於98%之無抵押債權人接受瑞和工程之建議)均未能於二零零三年八月三十一日(其為該等債務重組建議之長期停止日)達成。

該等債務重組建議之若干先決條件未能於二零零三年八月三十一日或以前達成，該等債務重組建議已按照其條款失效。於二零零三年九月八日，聆訊已在香港特別行政區高等法院(「法院」)舉行而法院亦於同日頒令將瑞和工程及瑞和中國清盤。

工程及瑞和中國在本公司於二零零二年十二月三十一日之最新經審核財務報表內之相關附註內被列為主要附屬公司，惟根據上市規則，瑞和工瑞和中國均不是本集團較重要之附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之經審核虧絀淨值分別約為港幣129,281,000元幣175,260,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於(i)本集團於二零零二年十二月

瑞和中國均不是本集團較重要之附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之經審核虧絀淨值分別約為港幣129,281,000元幣175,260,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於(i)本集團於二零零二年十二月一日之經審核綜合有形資產淨值約為港幣499,058,000元；(ii)本集團業務多元化及(iii)兩項分別授予瑞和工程及瑞和中國於二零零三年三月三十總額約為港幣57,513,000元但現時尚未清還為數約港幣5,000,000元(其為本公司於二零零三年三月三十一日為數約港幣50,486,000元之相關銀行並經本公司於二零零三年四月一日清還約港幣45,833,000元(「該項還款」)後之餘額)及港幣7,027,000元之銀行信貸已經用本集團之資產或現金存全面抵押，瑞和工程及／或瑞和中國清盤可能引致該銀行變賣該抵押資產或現金存款，惟除此之外，預期不會對本集團之財務狀況造成任何重良影響。

載有根據上市規則是向瑞和工程及瑞和中國提供財務資助之交易。

零零三年三月三十一日，瑞和中國分別拖欠本公司及其其中一間全資附屬公司(因均向其提供貸款)為數分別為約港幣54,700,000元及港幣10,382,000款項。本公司及前述之全資附屬公司已就該等貸款之本金及截至二零零二年十二月三十一日之利息於截至二零零二年十二月三十一日止之經審務報表作出全數撥備。鑒於本集團於二零零二年十二月三十一日之經審核綜合有形資產淨值約為港幣499,058,000元，該等向瑞和中國提供之財助之交易總額與前述之本集團有形資產淨值比較約佔其13.04%。

述由本公司及其其中一間全資附屬公司提供之貸款外，截至二零零三年三月三十一日，本公司及其另一間全資附屬公司亦曾就若干銀行債權人為數約港幣50,486,000元(包括本金港幣47,924,587.65元及其利息)之銀行信貸向瑞和工程及瑞和中國提供財務資助。於該項還款後該信貸之剩額約港幣5,000,000元。此外，截至二零零三年三月三十一日，本公司亦曾就另一位銀行債權人提供為數約港幣7,027,000元(包括本金港幣7,000,000其利息)之銀行信貸向瑞和中國提供財務資助。與本集團於二零零二年十二月三十一日之經審核有形資產淨值比較，該等為數約港幣50,486,000港幣7,027,000元之財務資助分別約佔其10.12%及1.41%。

零零二年二月二十日，一位銀行債權人根據本公司作為由該銀行債權人授出之銀行信貸之擔保人而簽署之一份存款抵押文件之條款，將本公司存於該銀行債權人為數港幣5,010,000元之存款抵銷瑞和工程及瑞和中國拖欠其之款項。

公司之要求，於聯交所進行之本公司股份買賣由二零零三年九月二日上午九時三十分起暫停，以待刊發本公佈。聯交所另外要求繼續暫停本公股份買賣，以待儘快於可行情況下刊發有關若干具有財務資助性質之關連交易(其為本集團自一九九六年以來提供予其非全資附屬公司而之前作公佈之財務資助)之公佈(見本公司日期分別為二零零三年七月十八日、八月四日及十二日之公佈)。鑒於該等交易於多年內發生及本公司於數年之人事變動，本公司需要較長時間搜集及確定該等交易之相關財務資料及文件，故不可避免地延遲刊發有關財務資助交易之公佈。

承董事會命
董事總經理
王幸東

時別行政區，二零零三年九月十一日

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